Advisors Series Trust
c/o U.S. Bank Global Fund Services
2020 East Financial Way, Suite 100
Glendora, California 91741

July 13, 2022

Ms. Deborah O’Neal
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

Re:	Advisors Series Trust (the “Trust”)
File Nos.: 333-17391 and 811-07959
Reverb ETF (the “Fund”)

Dear Ms. O’Neal:

This correspondence is being filed in response to the comments you provided via telephone to Elaine Richards, Jennie Schenk and Ryan Charles of U.S. Bank Global Fund Services, on June 28, 2022, in connection with the SEC Staff’s review of the Trust’s Post-Effective Amendment (“PEA”) No. 1089 to the Trust’s Registration Statement. PEA No. 1089 was filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended, and Amendment No. 1091 under the Investment Company Act of 1940, as amended, on Form N-1A on May 11, 2022 (SEC Accession No. 0000894189-22-003775). The purpose of PEA No. 1089 was to add one new series to the Trust. The Trust will be filing another PEA under Rule 485(b) to (1) reflect the revisions discussed herein in response to your comments; (2) make certain non-material changes as appropriate, and (3) file any outstanding exhibits to the registration statement.

For your convenience, each comment has been reproduced below with a response following the comment. Capitalized terms not otherwise defined have the same meaning as in the PEA.

PROSPECTUS

1.    If the Reverberate App has not launched, please update the disclosure to note this fact.

The Trust has confirmed with the Adviser that the Reverberate App is still in beta stage and has not officially launched on the Google or Apple platform. The Adviser expects the Reverberate App to be publicly available prior to the launch of the Fund and for this reason, no disclosure has been added.

Also please provide us with additional information regarding:

(a) what type of feedback will be provided from the Reverberate App? As an example, will the Reverberate App have a specific set of questions that remain static for each issuer or will the questions be unique for each company? Will the questions go into details regarding specific products of an issuer or will they be at a more macro level?

Response 1.(a): The Trust has confirmed with the Adviser that the app will solicit information about each company in the same way. Upon opening the app to rate firms, users will be prompted to provide ratings reflecting the utility they or their family personally receive from the companies that impact their lives, on whatever basis or bases are most important to them. By design, the app solicits only this simple rating as this allows the Reverb ETF to create its investment signal on straightforward statistical analysis. Future incarnations of the app may include search tools to help guide users to companies of interest by searching for brand or product names, and may solicit additional information for other purposes.

(b) by when does the Adviser expect they will have a critical number of app users that will provide useful information to influence whether it will overweight or underweight a holding? Does the Adviser anticipate that there will be an extended time after launch of the Fund where it is not receiving enough information to be making overweight and underweight decisions? Will the underweightings in the Fund always match the overweightings?

Response 1.(b): The Trust has confirmed with the Adviser that while it hopes to reach a sufficient user base prior to the launch of the Fund, it is possible that it may take additional time post launch for the app to have a sufficient number of users. The Adviser intends to match underweightings with overweightings, staying on the side of underweighted with a cash position instead of overweighted and levered.

(c) How will the Portfolio Managers weight a holding that has not received a significant level of user responses? Please increase the disclosure in the prospectus regarding the level of app user response necessary to overweight or underweight a holding.

Response 1.(c): The Trust has confirmed with the Adviser that the Fund will maintain a market capitalization weighted position on holdings that do not receive trading signals from the algorithm. The disclosure below has been added to reflect the fact that the algorithm will require that a holding receive at least 1,000 votes before it is included in the active signal, and that the magnitude of overweights and underweights will be scaled up proportionally to the number of user responses regarding those holdings.

“The Adviser considers approximately 1,000 user responses to be a sufficient number of responses to signal trading for the Fund and cause a holding to become underweight or overweight.”

2.    Will the Portfolio Managers make real time changes to the portfolio based on responses received in the Reverberate App or is there a set rebalancing interval that the Portfolio Managers intend to follow? If performed in real time, consider adding frequent and active trading risk as a principal risk.

Response 2: The Trust has confirmed with the Adviser that the portfolio will be changed no more frequently than daily, and that frequent (daily) trading would only happen on the basis of very large and significant flows of user responses. The Trust confirms that the following risk has been added:

High Portfolio Turnover Risk. The Fund may be subject to increased trading based on the level of user responses received and this trading can lead to higher than normal portfolio turnover. The Fund may frequently buy and sell portfolio securities in response to Reverberate App user activity. Higher portfolio turnover may result in the Fund paying higher levels of transaction costs and generating greater tax liabilities for shareholders. Portfolio turnover may cause the Fund’s performance to be less than you expect.

3.    Will Reverberate App users receive any incentive to provide feedback? If so, please include disclosure of the types of incentives that may be provided.
Response 3: The Trust has confirmed that the Adviser will not provide any direct benefits and, to the Advisers knowledge, no indirect benefits other than potentially as investors in the Fund. The Adviser expects users to appreciate a mechanism for registering their opinions and having them counted towards capital allocation decisions.

4.    Please increase the prominence of the following disclosure: “The investment strategy of relying entirely on general public sentiment as expressed on a web-based user app in order to take active positions is novel. The strategy may not work and this may have a significant negative impact on the value of your investment.”

Response 4: The Trust confirms that the referenced disclosure has been bolded.

5.    Please confirm that the underweighting and overweighting of holdings in the Fund are based solely on data pulled from the Reverberate App. If there are other considerations that could cause a holding to be underweight or overweight, please include disclosure of these additional factors.

Response 5: See the response to question 1(c) above.

6.    The SEC’s Office of Investor Education and Advocacy has published two separate alerts “Thinking About Investing in the Latest Hot Stock” and “Think Twice Before Trading Based on Social Media” which include a number of risk considerations related to investing based on social media. In light of the risks discussed in these alerts, consider adding Consumer Sentiment Investing Risk as a principal risk.

Response 6: The Trust responds by adding the following principal risk:

“Consumer Sentiment Risk. Investment decisions that are based primarily on consumer sentiment involve additional risks. Information received may be inaccurate, incomplete or misleading. Information received may be outdated or could be duplicative making the information ineffective for accurately gauging current sentiment. There is a possibility that users have an undisclosed agenda with an attempt to manipulate a company’s stock price.”

7.    In the Principal Investment Strategy section, please include the following disclosure, which is also included in the Principal Risk language: “If the App is unable to draw sufficient users to express their views on a company, the Adviser will invest in the company at a level equal to its market-capitalization proportional to that of the Investable Universe.”

Response 7: The Trust responds by adding the referenced disclosure to the investment strategy section.

8.    If the Fund has in place set limits for the guardrails referenced in the disclosure shown below, please include the amount of those limits in that same disclosure as well.

“The Adviser employs guardrails to limit the size of active positions in the portfolio in order to manage downside risk. The Adviser also employs thresholds, requiring statistically significant changes in sentiment before adjusting active weights, in order to limit turnover and ensure that overall changes in consumer sentiment are meaningful. If market sentiment on a company is extremely negative, the adviser may choose to remove the position from the portfolio entirely.”

Response 8: The Trust responds by revising the disclosure as shown below:

“The Adviser employs guardrails, generally a maximum of 10% of the size of the market capitalization weight, to limit the size of active positions in the portfolio in order to manage downside risk. The active positions will also be scaled by user response variation and number of responses, and in practice will not reach the guardrail size and will generally be much smaller.”

9.    On page 26 of the Statement of Additional Information, under “Acceptance of Orders of Creation Units,” please remove the word “absolute” and delete clauses (d), (e) and (f) from the first paragraph in light of the adoption of Rule 6c-11.

Response 9: The Trust responds by revising the paragraph as requested and as shown below:
The Trust reserves the ~~absolute~~ right to reject an order for Creation Units transmitted to it by the Transfer Agent with respect to the Fund including, without limitation, if (a) the order is not in proper form; (b) the Deposit Securities or Deposit Cash, as applicable, delivered by the Participant are not as disseminated through the facilities of the NSCC for that date by the Custodian; (c) the investor(s), upon obtaining Shares ordered, would own 80% or more of the currently outstanding Shares; ~~(d) acceptance of the Deposit Securities would have certain adverse tax consequences to the Fund; (e) the acceptance of the Fund Deposit would, in the opinion of counsel, be unlawful; (df) the acceptance of the Fund Deposit would otherwise, in the discretion of the Trust or the Advisor, have an adverse effect on the Trust or the rights of beneficial owners;~~ (d~~g~~) the acceptance or receipt of the order for a Creation Unit would, in the opinion of counsel to the Trust, be unlawful; or (e~~h~~) in the event that circumstances outside the control of the Trust, the Custodian, the Transfer Agent and/or the Advisor make it for all practical purposes not feasible to process orders for Creation Units.

If you have any questions regarding the above response, please do not hesitate to contact the undersigned at (626) 914-7363 or at elaine.richards@usbank.com.

Very truly yours,

/s/ Elaine E. Richards
Elaine E. Richards
Secretary
Advisors Series Trust

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